EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Deltic Timber Corporation:

We consent to the incorporation by reference in the Registration Statements (No. 333-34317, No. 333-76294, and No. 333-90026) on Form S-8 of Deltic Timber Corporation of our report dated March 9, 2005, except as to the restatement discussed in Note 1, which is as of August 12, 2005, relating to the consolidated balance sheets of Deltic Timber Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004 (as restated), and our report dated March 9, 2005, except as to the fourth paragraph of Management’s Report on Internal Control over Financial Reporting (as restated), which is as of August 12, 2005, relating to management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 (as restated) and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K/A-1 of Deltic Timber Corporation.

Our report on Internal Control over Financial Reporting expresses our opinion that Deltic Timber Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management has identified and included in its restated assessment the following material weaknesses as of December 31, 2004:

•	a lack of segregation of duties related to the timber procurement function, in that the procurement manager calculated the estimated volumes on purchased tracts of third-party standing timber, approved purchases of tracts of third-party standing timber up to the level of his approval authority, monitored logging activity on all procured tracts, reported such logging activity to accounting personnel, maintained the records of expiration dates for logging rights for all procured tracts, obtained extensions to original expiration dates for all procured tracts, and determined the timing of reporting to accounting personnel that logging activities on procured tracts had been completed;

•	a lack of frequent and comprehensive review of status updates for each respective tract of purchased third-party standing timber;

•	a lack of established procedures requiring adjustment in the carrying value of procured tracts when there are no current reports of logging activity reported to accounting personnel, unless an affirmative justification is timely presented and approved; and

•	a lack of training and education designed to ensure that all relevant personnel involved in third-party purchased standing timber inventory transactions understand and apply the proper accounting procedures.

/s/ KPMG LLP

KPMG LLP

Shreveport, Louisiana

August 12, 2005